Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326-885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

NEWS RELEASE

December 21, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Sy mbol: “WNDEF”
I ssued a nd Outstand i ng: 60,125,811

U S Treasury A pproves Kingman Cash Grant

Vancouver, BC – December 21, 2011 -- Western Wind Energy Corp. -- (Toronto Venture Exchange -- "WND") (OTCQX -- "WNDEF"), is pleased to announce that as of December 21, 2011, The United States Department of the Treasury approved for payment our application for US $9,324,382 in funds pursuant to Section 1603 of The American Reinvestment and Recovery Act. US Treasury further notified the funds be wired within 5 days.

The $9,324,382 in funds is tax-free and further bonus is that 50% of the amount is available for depreciation.

Jeff Ciachurski, President of Western Wind Energy states “We are extremely pleased about executing our growth strategy in The United States market 11 years ago. The vision and leadership is now verified by the actions of the United States Government, which clearly has a better fiscal climate for renewable energy than any country in North America. In addition to the cash grant, The United States offers a 30% Investment Tax Credit for solar facilities brought on line until 2016. Our application was made on October 31, 2011 and validates the quick turnaround in cash grant applications.”

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND ) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns 165 MW of rated solar and wind capacity in production in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward -looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.